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                                           FILED PURSUANT TO RULE 424(b)(5)
                                           REGISTRATION No. 33-55071

PROSPECTUS

                                5,000,000 SHARES

                                  [NORAM LOGO]

                                  COMMON STOCK

                             DIRECT STOCK PURCHASE
                         AND DIVIDEND REINVESTMENT PLAN
                             ---------------------
     The Direct Stock Purchase and Dividend Reinvestment Plan (the "Plan") of NorAm Energy Corp., (the "Company"), offers its stockholders, customers and other interested parties an opportunity to purchase Common Stock, $.625 par value per share ("Common Stock"), directly from the Company and avoid brokerage fees and commissions and to automatically reinvest their dividends in shares of Common Stock. The Plan is designed to provide investors with a convenient and economical way to purchase shares of the Common Stock, and to reinvest all or a portion of their cash dividends in additional shares of Common Stock.

     Shares of Common Stock will be, at the Company's discretion, purchased either directly from the Company, in which event such shares will be either authorized but unissued shares or shares held in the treasury of the Company, or on the open market. In the event of an open market purchase, the Market Price (as defined under the caption "DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN -- Source and Price of Shares" below) for the Common Stock will be the weighted average price (excluding brokerage fees and commissions) of all shares purchased on behalf of the Plan for the relevant Investment Date (as defined under the caption "DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT
PLAN -- Investment Dates" below). The Market Price of shares purchased under the Plan that are sold from the Company's treasury stock or issued from the Company's authorized but unissued shares of Common Stock will be the average of the high and low prices of the Common Stock on the New York Stock Exchange Composite Tape for the relevant Investment Date.

     The price to the participant of shares purchased with initial investments or optional cash investments will be 100% of the Market Price. The price to the participant of shares purchased under the Plan with reinvested dividends will be 97% of the Market Price but the Company reserves the right to discontinue such discount if the Plan purchases Common Stock on the open market to fulfill the dividend reinvestment purchases.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NAE." On February 1, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $8 3/4. See "Price Range of Common Stock and Dividends."

     This Prospectus should be retained for future reference.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                THE DATE OF THIS PROSPECTUS IS FEBRUARY 6, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on, and reports, proxy statements and other information concerning the Company can be inspected at the offices of, the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and exhibits relating thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Act"). Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Form 10-K"), its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (the "Form 10-Qs"), which have been filed previously with the Commission under File No. 1-3751.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated herein by reference are sometimes hereinafter called the "Incorporated Documents." Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to the Company contained in this Prospectus does not purport to be comprehensive and is based upon information contained in the Incorporated Documents. Accordingly, the information contained herein should be read together with the information contained in the Incorporated Documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the Incorporated Documents, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to NorAm Energy Corp., c/o First Chicago Trust Company,

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P.O. Box 2598, Jersey City, N.J. 07303-2598, telephone number 1(800)31NORAM
(316-6726). Requests can also be made directly to the Company by calling 1(800)531-1595.

                                  THE COMPANY

     NorAm Energy Corp., a Delaware corporation (the "Company") was incorporated in 1928 and is principally engaged in the distribution and transmission of natural gas including gathering, storage and marketing of natural gas.

     The Company's natural gas distribution business is conducted through its three divisions, Arkla, Entex and Minnegasco, and their affiliates, which collectively form the nation's third largest gas distribution operation with over 500 billion cubic feet ("Bcf") of annual throughput to over 2.7 million customers. Through these divisions and their affiliates, the Company engages in both the natural gas distribution sales and transport businesses. The facilities and terms of service related to Arkla's, Entex's and Minnegasco's sales to their customers are largely regulated by state public service commissions and, in Texas, by municipalities.

     The Company's natural gas transmission business, including gathering, storage and marketing of natural gas, is conducted principally through the following wholly-owned subsidiaries of the Company: NorAm Trading and Transportation Group, Inc., NorAm Gas Transmission Company ("NGT"), Mississippi River Transmission Corporation ("MRT"), NorAm Energy Services, Inc. ("NES") and NorAm Field Services Corp. ("NFS"). Such subsidiaries form the NorAm Trading and Transportation Group. NGT and MRT are interstate pipeline companies, NES serves as the company's principal natural gas supply aggregator and marketer and NFS owns and operates the natural gas gathering assets previously held by NGT.

     The Company's principal executive offices are located at 1600 Smith Street, 32nd Floor, Houston, Texas 77002. Its mailing address is P.O. Box 2628, Houston, Texas, 77252-2628, and its telephone number is (713) 654-5699.

                             DIRECT STOCK PURCHASE
                         AND DIVIDEND REINVESTMENT PLAN

     The Plan offers the Company's stockholders, customers and other interested parties an opportunity to purchase Common Stock directly from the Company and avoid brokerage fees and commissions and to automatically reinvest their dividends in shares of Common Stock. The shares of Common Stock purchased under the Plan may be purchased either directly from the Company, in which event such shares will be either authorized but unissued shares or shares held in the treasury of the Company, or on the open market.

     Key features of the Plan include the following:

     o Non-stockholders can open an account with as little as $200. Participants may make additional purchases with as little as $25. Participants may invest up to a maximum of $120,000 per year through the Plan.

     o Additional investments may be made by check, money order, or automatic deduction from a predesignated bank account. Additional investments may be made occasionally or at regular intervals, as the participant desires.

     o Participants can reinvest dividends in full or in part at a 3% discount from the Market Price of the Common Stock.

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     o Participants can buy shares in whole dollar amounts rather than a specified quantity of shares and their account is credited with the appropriate number of full and fractional shares.

     o Purchase and sale orders may be processed daily when practicable and at least once every five business days. Purchases made on the open market for a particular Investment Date, may occur over a period of several days, see "Source and Price of Shares" below.

     o Participants can receive cash dividend payments electronically or by check.

     o The Plan offers a "share safekeeping" service whereby participants may deposit their Common Stock certificates with the Plan Administrator and have their ownership of such Common Stock maintained on the Administrator's records as part of their Plan account.

     o Participants can transfer shares or make gifts of Company stock, at no charge.

     o Statements are mailed quarterly to each participant listing all year-to-date transactions in the participant's account.

     o The Market Price for shares purchased under the Plan is determined by formulas as described under "Source and Price of Shares" below, and as a result, participants are unable to control the price at which shares will be purchased for their account.

The following is a complete statement of the Plan.

PURPOSE

     The purpose of the Plan is to provide stockholders and other investors with a convenient and economical way to purchase shares of Common Stock and to reinvest all or a portion of their cash dividends in additional shares of Common Stock. The Plan is designed to promote long term ownership among investors who are committed to investing a minimum amount, holding their shares in direct form and building share ownership over time.

ADMINISTRATION

     First Chicago Trust Company of New York (the "Administrator") will administer the Plan, purchase and hold shares of Common Stock acquired under the Plan, keep records, send statements of account activity to participants, and perform other duties related to the Plan. Participants may contact the Administrator by telephoning the Administrator toll free:

     STOCKHOLDER CUSTOMER SERVICE: 1(800)31NORAM (316-6726)
     Normal hours: 8:00am - 10:00pm, Eastern time, each business day
                   8:00am - 3:30pm, Eastern time, Saturdays
     Customer Service Representatives are available 9:00am - 5:00pm, Eastern time, each business day

     NON-STOCKHOLDER REQUESTS FOR INFORMATION ABOUT THE PLAN: 1(800)843-3445 Available 24 hours a day, every day of the year

     SALE OF SHARES: 1(800)31NORAM(316-6726)
     Normal hours: 8:00am - 10:00pm, Eastern time, each business day
                   8:00am - 3:30pm, Eastern time, Saturdays

     INTERNET: Messages forwarded on the Internet will be responded to within 24 hours each business day. The First Chicago Trust Company address is "HTTP://WWW.FCTC.COM"

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     TDD: (201) 222-4955 Telecommunications Device for the hearing impaired.

or by writing to:
          NorAm Direct Stock Purchase and Dividend Reinvestment Plan c/o First Chicago Trust Company
          P.O. Box 2598
          Jersey City, N.J. 07303-2598

Written communications may also be sent to the Administrator by telefax at (201) 222-4861.

ELIGIBILITY

     Any person or entity, whether or not a stockholder of record of shares of Common Stock, is eligible to participate in the Plan, provided that (i) such person or entity fulfills the prerequisites for participation described below under "Enrollment Procedures" and (ii) in the case of citizens or residents of a country other than the United States, its territories, and possessions, participation would not violate local laws applicable to the Company or the participant.

ENROLLMENT PROCEDURES

     After being furnished with a copy of this Prospectus, eligible applicants may join the Plan by completing and signing an Enrollment Authorization Form and returning it to the Administrator. Current registered stockholders (or holders of record) should be sure to sign their names on the Enrollment Authorization Form exactly as they appear on their NorAm Energy Corp. stock certificates. Non-stockholders must include a minimum initial investment of at least $200 with their completed Initial Investment Form, see "Initial Investments and Additional Investments" below.

     A beneficial owner of shares of Common Stock registered in the name of a Financial Intermediary (for example, a bank, broker or other nominee) may participate in the Plan by directing his or her Financial Intermediary to register these shares directly in the beneficial owner's name and delivering a certificate to such owner.

     A beneficial owner may also participate in the Plan by making arrangements with his or her Financial Intermediary to participate on his or her behalf through the Depository Reinvestment Service of Depository Trust Company or any other depositary offering a reinvestment service. In order for a Financial Intermediary to participate in the Plan, the Financial Intermediary must, at it's own cost, distribute a copy of this Prospectus to every beneficial owner participating in the Plan and must supply the Company with a certified list of beneficial owners (listing name, address, social security number and number of shares) upon demand and at no cost to the Company.

     Enrollment Authorization and Initial Investment Forms will be processed as promptly as practicable. Participation in the Plan will begin after the properly completed form has been accepted by the Administrator.

     PARTICIPANTS IN THE COMPANY'S PREVIOUS DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN FOR COMMON STOCK WILL AUTOMATICALLY CONTINUE IN THE NEW PLAN WITHOUT SENDING IN THE ENROLLMENT AUTHORIZATION FORM. PARTICIPANTS IN THE PLAN MAY CHANGE THEIR DIVIDEND ELECTION AT ANY TIME.

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INVESTMENT DATES

     The Administrator will process participant's investments promptly. The Plan's "Investments Dates" -- occur at least once every five business days. Purchases may be processed daily when practicable. This means that a participant's investment will be invested within five business days from the day of receipt, except in certain circumstances involving open market purchases, see "Source and Price of Shares" below.

INITIAL INVESTMENTS AND ADDITIONAL INVESTMENTS

     Initial investments, for those who are not stockholders of record, must be at least $200 in the form of a personal check or money order, and must be returned to the Administrator together with the completed Initial Investment Form.

     Participants may make additional cash investments by personal check, money order or automatic deduction from a bank account. Additional cash investments must be at least $25 for any single investment and may not exceed $120,000 per year. There is no obligation to make an additional cash investment at any time, and the amount of such investments may vary from time to time.

     Initial investments and additional cash investments must be received by the Administrator prior to an Investment Date to be invested beginning on that Investment Date. Otherwise, the initial investment or additional cash investment will be held by the Administrator and invested beginning on the next Investment Date which will be no more than five business days from receipt of funds, but will not be on the day the funds are received. Upon a participant's written request received by the Administrator no later than two business days prior to the applicable Investment Date, an initial investment or additional cash investment not already invested under the Plan will be returned to the participant. However, no refund of a check or money order will be made until the funds have been received by the Administrator. Accordingly, such refunds may be delayed by up to three weeks.

     NO INTEREST WILL BE PAID ON AMOUNTS HELD BY THE ADMINISTRATOR PENDING INVESTMENT. All initial investments and additional cash investments are subject to collection by the Administrator for full face value in U.S. funds.

INVESTMENT OPTIONS

  o Check Investment

     Initial investments and additional cash investments may be made by personal check or money order payable in U.S. dollars to "FCT-NorAm". Additional cash investments should be mailed to the Administrator together with the Cash Payment Form attached to each statement of account or transaction advice sent to participants.

  o Automatic Investment

     Participants may make automatic monthly investments of a specified amount (not less than $25 per purchase nor more than $120,000 per year) by electronic funds transfer from a predesignated U.S. bank account.

     To initiate automatic monthly deductions, the participant must complete and sign an Automatic Monthly Deduction Form and return it to the Administrator together with a voided blank check or a deposit form for

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the account from which funds are to be drawn. Automatic Monthly Deduction Forms may be obtained from the Administrator. Forms will be processed and will become effective as promptly as practicable.

     Once automatic monthly deduction is initiated, funds will be drawn from the participant's designated bank account on the third business day preceding the last Investment Date of each month, and will be invested in Common Stock beginning on the last Investment Date of such month.

     Participants may change or terminate automatic monthly deductions by completing and submitting to the Administrator a new Automatic Monthly Deduction Form. To be effective with respect to a particular Investment Date, however, the new Automatic Monthly Deduction Form must be received by the Administrator at least six business days preceding such Investment Date.

DIVIDEND OPTIONS

  o Cash Dividends

     Participants may elect to receive all or part of their dividends in cash. A check for the full or partial dividend amount, as appropriate, will be issued. As an additional service option, the direct deposit of dividends service is available. Participants may authorize the Administrator to electronically credit their checking or savings account on the dividend payment date in lieu of receiving dividend checks.

     Participants may change or terminate the automatic deposit of dividends service by completing and submitting to the Administrator a new Direct Deposit Authorization Form. Forms and instructions are available through the Administrator.

  o Reinvestment of Cash Dividends

     Participants may elect to reinvest all or part of the cash dividends paid on the Common Stock registered in their names and the Common Stock held in their Plan accounts by designating their election on their Enrollment Authorization Form or Initial Investment Form, as appropriate. Participants electing a partial cash payment of their cash dividends must designate the number of whole shares for which they want to receive cash dividends. Dividends paid in cash on such designated shares will be sent to the participant by check in the usual manner or by direct deposit, if the participant has elected the direct deposit option, and the balance of the dividend will be reinvested, see "Direct Deposit of Dividends" below. Dividends paid on all other shares registered in the participant's name and all other shares held in his or her Plan account will be reinvested in additional shares of Common Stock.

     Reinvestment levels may be changed from time to time as a participant desires by submitting a new election to the Administrator. To be effective with respect to a particular Common Stock dividend, any such change must be received by the Administrator on or before the record date for such dividend. The record date is usually about one month prior to the payment date of the dividend. The Company has historically paid cash dividends on the 15th of March, June, September and December or on the preceding business day if the 15th falls on a weekend or holiday. The payment of dividends in the future and the amount of such payments, if any, will depend upon the Company's earnings and such other factors as the Board of Directors deems relevant. See "Price Range of Common Stock and Dividends" below.

  o Direct Deposit of Dividends

     Through the Plan's direct deposit feature, participants may elect to have any cash dividends not being reinvested under the Plan paid by electronic funds transfer to the participant's predesignated bank account. To

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receive such dividends by direct deposit, participants must first complete and sign a Direct Deposit Authorization Form and return the form to the Administrator. Direct Deposit Authorization Forms are available upon request from the Administrator. See "Administration" above.

     Direct Deposit Authorization Forms will be processed and will become effective as promptly as practicable after receipt by the Administrator. Participants may change the designated account for direct deposit or discontinue this feature by written instruction to the Administrator.

WITHDRAWAL

     A participant may withdraw from the Plan at any time by giving written or telephonic instructions to the Administrator. Upon withdrawal from the Plan, a certificate for the whole shares held in the Plan for the participant will be issued. Alternatively, a participant may specify in the withdrawal notice that all or part of the whole shares held under the Plan be sold, see "Sale of Shares" below. The Administrator will make the sale as promptly as practicable after receipt of the withdrawal notice or telephonic instructions, and the participant will receive a check for the proceeds, less applicable fees and commissions.

     Participants terminating participation in the Plan will receive a check for the cash value of any fractional share held in their Plan accounts. Fractions of shares will be valued at the then current market price, less any fees and any brokerage commissions.

     No additional cash investments may be made after participation in the Plan has been terminated.

SALE OF SHARES

     Participants may request the Administrator to sell any number of whole shares held in their Plan accounts at any time by giving written or telephonic instructions acceptable to the Administrator. The Administrator will make every effort to process participants' orders on the day they are received, provided that instructions are received before 1:00 p.m. Eastern time on a business day during which the Administrator and the relevant securities market are open. The proceeds of sale, less applicable fees and commissions, will be sent to participants promptly. The sales price for shares sold will be market price received for the sale of such shares.

     Participants have full control of their shares and can transfer or dispose of them at any time. Participants may choose to sell shares held for them by the Administrator through the broker of their choice, with either written or telephonic instructions. A certificate will be issued and mailed to the participant or their broker (if requested) within 2 business days of the Administrator's receipt of the request.

SOURCE AND PRICE OF SHARES

     To fulfill Plan requirements, shares will be at the Company's discretion, purchased either directly from the Company, in which event such shares will be either authorized but unissued shares or shares held in the treasury of the Company, or on the open market. These purchases are subject to such terms and conditions, including price and delivery, as the Administrator may accept. In the event of an open market purchase, the Market Price for the Common Stock will be the weighted average price (excluding brokerage fees and commissions) of all shares purchased on behalf of the Plan for the relevant Investment Date. Purchases for a particular Investment Date may not be completed on the relevant Investment Date, but, as described below, may occur over several days. The Market Price of shares purchased from the Company will be the average of the high and low sale prices of the Common Stock as reported on the New York Stock Exchange composite

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

transactions tape for the relevant Investment Date. The Administrator may commingle each participant's funds with those of other participants for the purpose of executing purchases.

     The price to the participant for Common Stock purchased under the Plan with initial or additional investments will be at 100% of the Market Price. The price to the participant of shares purchased under the Plan with reinvested dividends will be 97% of the Market Price, but the Company reserves the right to discontinue such discount if the Plan purchases Common Stock on the open market to fulfill the dividend reinvestment purchases.

     Purchases from the Company of authorized but unissued shares of Common Stock and shares held in the treasury of the Company will be made on the relevant Investment Date. Purchases on the open market will begin on the Investment Date and will be completed no later than 30 days from such date except where completion at a later date is necessary or advisable under any applicable federal securities laws or regulations. Such purchases may be made on any securities exchange where such shares are traded, in the over-the-counter market, or by negotiated transactions and may be subject to such terms with respect to price, delivery and other terms as agreed to by the Administrator. Neither the Company nor any participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

SHARE SAFEKEEPING AND INSURED CERTIFICATE MAILINGS

     At the time of enrollment in the Plan, or at any later time, participants may use the Plan's "share safekeeping" service to deposit any Common Stock certificates in their possession with the Administrator. Shares deposited will be transferred into the name of the Administrator or its nominee and credited to the participant's account under the Plan. Thereafter, such shares will be treated in the same manner as shares purchased through the Plan. By using the Plan's share safekeeping service, participants no longer bear the risk associated with loss, theft or destruction of stock certificates. Also, because shares deposited with the Administrator are treated in the same manner as shares purchased through the Plan, they may be transferred or sold through the Plan in convenient and efficient manner. See "Withdrawal" and "Sale of Shares" above and "Gift/Transfer of Shares Within the Plan" below.

     To insure against loss resulting from mailing your certificates to the Administrator, the Plan provides for mail insurance free of charge for certificates valued at up to $25,000 when mailed first class, using the brown, pre-addressed envelope provided by the Administrator.

     To be eligible for certificate mailing insurance, an individual investor must observe the following guidelines. Certificates must be mailed in brown, pre-addressed return envelopes supplied by the Administrator. Certificates mailed to the Administrator will be insured for up to $25,000 current market value provided they are mailed first class. The Administrator will promptly send the participant a statement confirming each deposit of certificates. Individual investors must notify the Administrator of any claim within thirty (30) calendar days of the date the certificates were mailed. To submit a claim, an individual investor must be a current participant or the individual investor's loss must be incurred in connection with becoming a Plan participant. In the latter case, the claimant must enroll in the Plan at the time the insurance claim is processed. The maximum insurance protection provided to the participant is $25,000 and coverage is available only when the certificate(s) are sent to the Administrator in accordance with the guidelines described above.

     Insurance covers the replacement of shares of stock, but in no way protects against any loss resulting from fluctuations in the value of such shares from the time the individual mails the certificates until such time as replacement can be effected.

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

GIFT/TRANSFER OF SHARES WITHIN THE PLAN

     If a participant wishes to transfer the ownership of all or part of the participant's shares held under the Plan to a Plan account for another person, whether by gift, private sale or otherwise, the participant may effect such transfer by mailing a properly completed Gift/Transfer Form to the Administrator. Transfers of less than all of the participant's shares must be made in whole share amounts. No fraction of a share may be transferred unless the participant's entire Plan account balance is transferred. Requests for transfer are subject to the same requirements as are applicable to the transfer of Common Stock certificates, including the requirement of a medallion stamp guarantee. Gift/Transfer Forms are available upon request from the Administrator. See "Administration" above.

     Shares so transferred will continue to be held by the Administrator under the Plan. An account will be opened in the name of the transferee, if he or she is not already a participant, and such transferee will automatically be enrolled in the Plan. If the transferee is not already a registered stockholder or a Plan participant, the transferee's account will be enrolled in the Plan under the full dividend reinvestment option unless the donor specifies otherwise. The transferee may change the reinvestment level after the gift has been made as described under "Dividends" above.

     After the transfer, the transferee will receive a statement showing the number of shares transferred to and held in the transferee's Plan account.

REPORTS TO PARTICIPANTS

     Each participant who reinvests dividends will receive a quarterly statement of year-to-date activity showing the amount invested, purchase price, the number of shares purchased, deposited, sold, transferred, withdrawn, total shares accumulated and other information. This quarterly statement will consolidate all shares held by the Administrator for the participant and other shares registered in the participant's name. Each participant should retain these statements so as to be able to establish the cost basis of shares purchased under the Plan for income tax and other purposes. Duplicate statements will be available from the Administrator.

     The Administrator will also send each participant a confirmation promptly after enrollment and after each additional cash investment, deposit, sale or transfer. Dividend reinvestments will not be individually confirmed, but rather will appear on the quarterly statements.

     In addition, each participant will receive copies of the same communications sent to all other holders of shares of Common Stock, including the Company's annual report to stockholders, a notice of the annual meeting and accompanying proxy statement and an Internal Revenue Service information return, if so required, for reporting dividend income received.

     All notices, statements and reports from the Administrator to a participant will be addressed to the participant at his or her latest address of record with the Administrator. Therefore, participants must promptly notify the Administrator of any change of address.

CERTIFICATES FOR SHARES

     Common Stock purchased and held under the Plan will be held in safekeeping by the Administrator in its name or the name of its nominee. The number of shares (including fractional interests) held for each participant will be shown on each statement of account. Participants may obtain a certificate for all or some of the whole shares of Common Stock held in their Plan accounts at any time upon written or telephonic request

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

to the Administrator. Any remaining whole or fractional shares will continue to be held by the Administrator. Withdrawal of shares in the form of a certificate in no way affects dividend reinvestment, see "Reinvestment of Cash Dividends" above.

     Except as described above under "Gift/Transfer of Shares Within the Plan", Common Stock held by the Administrator for a participant's Plan account may not be pledged or assigned. A participant who wishes to pledge or assign any such shares must request that a certificate for such shares be issued in the participant's name.

STOCK SPLIT, STOCK DIVIDEND OR RIGHTS OFFERING

     Any dividends in Common Stock or split shares of Common Stock distributed by the Company on shares held by the Administrator for a participant's Plan account will be added to the participant's account. Stock dividends or split shares distributed on shares registered in a participant's name and held in certificated form will be mailed directly to the participant in the same manner as to stockholders who are not participating in the Plan. If a participant has elected to receive cash dividends on a portion of his or her shares, the election will be adjusted proportionately in the event of a stock split.

     In the event of a rights offering, the participant will receive rights based upon the total number of whole shares owned, that is, the total number of shares registered in the participant's name and the total number of whole shares held in the participant's Plan account.

VOTING OF PLAN SHARES

     Whole shares held in a Plan account may be voted in person or by the proxy sent to the participant. Fractions of shares can not be voted.

LIMITATION OF LIABILITY

     Neither the Company nor the Administrator (nor any of their respective agents, representatives, employees, officers, directors, or subcontractors) will be liable in administering the Plan for any act done in good faith nor for any good faith omission to act, including, without limitation, any claim of liability arising from failure to terminate a participant's account upon such a participant's death or with respect to the prices or times at which shares are purchased or sold for participants or fluctuations in the market value of Common Stock. The participant should recognize that the prices of shares purchased and sold under the Plan will be determined by, and subject to, market conditions, and neither the Company nor the Administrator can provide any assurance of a profit or protection against loss on any shares purchased or sold under the Plan. Participants cannot waive Federal securities law liability.

CHANGE OR TERMINATION OF THE PLAN

     The Company may suspend, modify or terminate the Plan at any time in whole, in part, or in respect of participants in one or more jurisdictions. Notice of such suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant's account. Upon any whole or partial termination of the Plan by the Company, certificates for whole shares credited to an affected participant's account under the Plan will be issued to the participant and a cash payment will be made for any fraction of a share. Fractions of shares will be valued at the then current market price, less any fees and any brokerage commissions.

TERMINATION OF A PARTICIPANT

     If a participant does not own at least one whole share registered in the participant's name or held through the Plan, the participant's participation in the Plan may be terminated. The Company may also terminate any participant's participation in the Plan upon prior written notice mailed to such participant at the address appearing on the Administrator's records. Participants whose participation in the Plan has been terminated will receive certificates for whole shares held in their accounts and a check for the cash value of any fractional share held in their Plan accounts. Fractions of shares will be valued at the then current market price, less any fees and any brokerage commissions.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the federal income tax consequences of participating in the Plan. The tax consequences to a particular participant may vary on account of individual circumstances. A participant should consult his or her tax advisor as to the income tax consequences based upon his or her particular circumstances and as to the consequences under state, local and foreign law.

  o Reinvested Dividends

     In the case of reinvested dividends, when the Administrator acquires shares for a participant's account directly from the Company, the participant must include in gross income a dividend measured by the fair market value of the shares so acquired. Alternatively, when the Administrator purchases Common Stock for a participant's account on the open market with reinvested dividends, the amount of the dividend may also include that portion of any brokerage commissions paid by the Administrator that are attributable to the purchase of the participant's shares. For both alternatives described above, the basis of shares so acquired is in general equal to the amount of the dividend attributable to the acquisition of the shares (i.e., the basis of shares generally equals the amount of dividends included in the gross income of a participant).

  o Additional Cash Investments

     In the case of the shares purchased on the open market with additional cash investments, participants may be in receipt of a dividend to be included in gross income to the extent of any brokerage commissions paid by the Company. The participant's basis in the shares acquired with additional cash investments will be the cost of the shares to the Administrator plus an allocable share of any brokerage commissions paid by the Company.

  o Additional Information

     The holding period for shares purchased under the Plan will begin the day after the date the shares are acquired.

     A participant will not realize any taxable income when he or she receives certificates for whole shares credited to his or her account under the Plan, either upon a request for such certificates or upon withdrawal from or termination of the Plan. However, a participant who receives, upon withdrawal from or termination of the Plan, a cash payment for the sale of Plan shares held in such participant's account or for a fractional share then held in his or her account, or who subsequently sells Plan shares, will realize gain or loss measured by the difference between the amount of the cash and the fair market value of any other property received and the participant's basis in such shares or fractional share. Such gain or loss will be capital in character if such shares or fractional share are a capital asset in the hands of the participant.

     Under backup withholding regulations promulgated by the Internal Revenue Service, dividends that are reinvested pursuant to the Plan may be subject to the withholding tax generally applicable to dividends unless the participant provides the Administrator with the participant's taxpayer identification number. Any amount so withheld will be treated as a taxable dividend received by the participant under the foregoing rules and will be reflected on such participant's Form 1099-DIV together with other dividends actually received by such participant.

     For further information as to the tax consequences to participants in the Plan, including state, local and foreign tax consequences, participants should consult with their own tax advisors. The above discussion is based on federal income tax laws as in effect as of the date hereof. Participants should consult their tax advisors with respect to the impact of any future legislative proposals or legislation enacted after the date of this Prospectus.

STOCKHOLDERS SUBJECT TO WITHHOLDING

     In the case of foreign stockholders who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, or in the case of domestic stockholders whose dividends are subject to backup withholding, the Administrator will invest in Common Stock an amount equal to the net dividends of such participants, after deduction of the withholding amount. The amount so withheld will be reflected on a Form 1099-DIV or a Form 1042S, as appropriate, as tax withheld.

                                USE OF PROCEEDS

     The Company is unable to predict the number of shares of Common Stock that will ultimately be sold under the Plan, the prices at which such shares will be sold or the number of such shares, if any, that will be sold by the Company from shares held by the Company as treasury stock or from the Company's authorized but unissued shares of Common Stock. Therefore, the Company cannot estimate the amount of proceeds to be received from the sale of such shares. To the extent that shares of Common Stock are sold from shares held by the Company as treasury stock or from the Company's authorized but unissued shares of Common Stock, the proceeds of such sales will be added to the general funds of the Company and will be used for working capital, capital expenditures and other general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NAE". The following table sets forth for the periods indicated the high and low sales prices on the New York Stock Exchange Composite Tape and the amount of cash dividends paid per share of Common Stock.

                                                              HIGH        LOW         DIVIDEND
                                                              ----        ---         --------
    1993
      First Quarter.........................................  $ 9         $7 3/8      $ 0.07
      Second Quarter........................................   10 5/8      8 3/4        0.07
      Third Quarter.........................................   10 1/8      8 1/8        0.07
      Fourth Quarter........................................    8 7/8      7 3/8        0.07
    1994
      First Quarter.........................................    9          6 3/4        0.07
      Second Quarter........................................    6 1/2      5 5/8        0.07
      Third Quarter.........................................    7 3/4      5 3/4        0.07
      Fourth Quarter........................................    6 1/2      5 1/4        0.07
    1995
      First Quarter.........................................    6          5 1/8        0.07
      Second Quarter........................................    6 3/4      5 1/4        0.07
      Third Quarter.........................................    8 1/8      6 1/4        0.07
      Fourth Quarter........................................    9          7 5/8        0.07

     On February 1, 1996, the last reported sales price of the Common Stock on the New York Stock Exchange Composite Tape was $8 3/4 per share.

     The most recent quarterly dividend of $0.07 per share was declared by the Board of Directors on November 8, 1995, paid on December 15, 1995, to stockholders of record on November 20, 1995. The payment of dividends in the future and the amount of such payments, if any, will depend upon the Company's earnings and such other factors as the Board of Directors deems relevant.

     Under the provisions of the Company's revolving credit facility, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity, which requirements may limit the Company's ability to pay dividends. See Note 5 of the Notes to Consolidated Financial Statements incorporated by reference into Item 8 of the Form 10-K and the Liquidity and Capital Resources sections of the Form 10-Qs.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 250,000,000 shares of Common Stock, and (ii) 10,000,000 shares of Preferred Stock, $.10 par value ("Preferred Stock"), of which 124,840,573 shares of Common Stock and 2,600,000 shares of $3.00 Convertible Exchangeable Preferred Stock, Series A ("Series A Preferred"), were issued and outstanding at January 10, 1996. The following summary description of these securities is qualified in its entirety by reference to the Restated Certificate of Incorporation of the Company which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote for each share held of record. The Company's Restated Certificate of Incorporation provides for cumulative voting in the election of directors. Subject to the preferential rights of the holders of Preferred Stock, the holders of Common Stock are entitled to receive any dividends which may be declared by the Company's Board of Directors out of funds legally available therefore and to share pro rata in the net assets of the Company upon liquidation. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and not subject to further calls or assessments.

PREFERRED STOCK

     Holders of Preferred Stock are entitled to such dividends, liquidation preferences, redemption rights, voting rights, conversion and exchange privileges, and other rights and preferences as the Board of Directors of the Company may determine in each resolution authorizing a series of Preferred Stock. The Preferred Stock ranks prior to the Common Stock with respect to both dividends and distribution of assets on liquidation, dissolution or winding up. At the date hereof, the only shares of Preferred Stock issued and outstanding are the shares of Series A Preferred which have a liquidation value of $50 per share, are entitled to cumulative quarterly dividends when and as declared by the Company's Board of Directors at an annual rate of $3.00 per share and are convertible at the option of the holder at any time into shares of Common Stock at a conversion price of $28 5/8 per share of Common Stock, subject to certain adjustments. The Series A Preferred Stock is exchangeable, in whole but not in part, at the option of the Company, on any dividend payment date for the Company's 6% Convertible Subordinated Debentures due 2012 (the "Debentures") at the rate of $50 principal amount of Debentures per share of Series A Preferred Stock. The Debentures, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock at a price equivalent to the conversion price applicable to the Series A Preferred Stock for which the Debentures were exchanged, subject to adjustment in certain events. The holders of Series A Preferred do not have voting rights. However, in the event that the Company fails to pay dividends on shares of Series A Preferred for six consecutive quarters, the holders thereof have the right to elect two directors to the Company's Board. Holders of Series A Preferred have no preemptive rights.

                                 LEGAL OPINIONS

     The legality of the shares of Common Stock offered hereby has been passed upon by Hubert Gentry, Jr., Senior Vice President, General Counsel and Secretary of the Company, 1600 Smith Street, 32nd Floor, Houston, Texas 77002. As of January 31, 1996, Mr. Gentry beneficially owned 47,471 shares of Common Stock acquired pursuant to various employee benefit plans of the Company.

                                    EXPERTS

     The consolidated balance sheets of the company as of December 31, 1994 and 1993 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994 incorporated by reference in the Form 10-K, which is incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Direct Stock Purchase and Dividend
  Reinvestment Plan...................    3
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividends...........................   14
Description of Capital Stock..........   14
Legal Opinions........................   15
Experts...............................   15

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                                5,000,000 SHARES

                                  [NORAM LOGO]

                                  COMMON STOCK

                           DIRECT STOCK PURCHASE AND
                           DIVIDEND REINVESTMENT PLAN

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                FEBRUARY 6, 1996

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